UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

BIO-PATH HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Utah	87-0652870
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

2626 South Loop, Suite 180 Houston, Texas	77054
(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, no par value	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

Bio-Path Holdings, Inc. (the “Company”) is filing this Registration Statement on Form 8-A, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its listing of shares of its common stock, no par value (the “Common Stock”), on the NASDAQ Capital Market. The Common Stock has been approved for listing on the NASDAQ Capital Market under the symbol “BPTH.”

Item 1. Description of Securities to be Registered

General

The following summary description of the material features of the Company’s capital stock is qualified in its entirety by reference to the applicable provisions of Utah law and by the Company’s articles of incorporation and restated bylaws, the last two of which are on file with the Securities and Exchange Commission.

Common Stock

The articles of incorporation of the Company authorizes the issuance of 200,000,000 shares of Common Stock. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders of the Company and do not have cumulative voting rights. The holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors (the “Board”) of the Company out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. The holders of the Common Stock do not have preemptive rights. In the future, preemptive rights may be granted by way of amendment of the articles of incorporation of the Company, which would require approval by the Board and shareholders on such matter. The holders of Common Stock have no conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock.

Anti-Takeover Effects of Utah Law and Charter and Bylaw Provisions

Articles of Incorporation and Restated Bylaws.

The articles of incorporation of the Company authorizes the Board to issue up to 10,000,000 shares of preferred stock without shareholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the Board may determine. In addition, the Company’s restated bylaws require certain procedures to be followed and time periods to be met for any shareholder to propose matters to be considered at annual meetings of shareholders, including nominating directors for election at those meetings. The Company’s restated bylaws also provide that the Board is able to elect a director to fill a vacancy created by the expansion of the Board or due to the resignation or departure of an existing Board member. Provisions of Utah law and the Company’s articles of incorporation and restated bylaws could make the acquisition of the Company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. The Company expects these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Board. The Company believes that the benefits provided by the Company’s ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. The Company believes the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

Utah Control Shares Acquisition Act.

The Company is subject to the anti-takeover provisions of the Utah Control Shares Acquisition Act (the “UCSAA”). The UCSAA limits the ability of persons acquiring more than 20% of a company’s voting stock to vote those shares absent approval by the holders of a majority of all shares entitled to be cast, excluding all interested shares. This statute may discourage, delay or prevent a change of control by limiting the voting rights of control shares acquired in a control share acquisition.

Transfer Agent and Registrar

The Company’s transfer agent is Fidelity Transfer Company, 8915 South 700 East, Suite 102, Sandy, Utah 84070. Its telephone number is (801) 562-1300.

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Item 2. Exhibits

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed, because no other securities of the Company are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BIO-PATH HOLDINGS, Inc.

Dated: March 5, 2014	By:	/s/ Peter H. Nielsen
Peter H. Nielsen
President and Chief Executive Officer

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